As confidentially submitted to the Securities and Exchange Commission on July 31, 2018
This draft registration statement has not been publicly filed with the
Securities and Exchange Commission and all information herein remains strictly confidential.
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 6 to
Form S-1
FOR REGISTRATION
UNDER
THE SECURITIES ACT OF 1933

Watford Holdings Ltd.
(Exact Name of Registrant as Specified in its Charter)

Bermuda (State or other jurisdiction of incorporation or organization)	6331 (Primary Standard Industrial Classification Code Number)	98-1155442 (I.R.S. Employer Identification Number)
Waterloo House, 1st Floor
100 Pitts Bay Road, Pembroke HM 08
Bermuda
+1 441 278-3455
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Alexandre Scherer
Watford Holdings (U.S.) Inc.
445 South Street, Suite 220
Morristown, NJ 07962
(973) 753-1331
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Gary D. Boss, Esq. Per B. Chilstrom, Esq. Clifford Chance US LLP 31 West 52nd Street New York, New York 10019 (212) 878-8000	Richard D. Truesdell, Jr., Esq. Shane Tintle, Esq. Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.
If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☐                        Accelerated filer ☐
Non-accelerated filer (Do not check if a smaller reporting company) ☒
Smaller reporting company ☐                    Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price (1)(2)	Amount of registration fee
Common shares, $0.01 par value per share	$	$

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(2)	Includes any additional shares that the underwriters have the option to purchase.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

1

Explanatory note
This Amendment No. 6 to the draft registration statement on Form S-1 is being confidentially submitted solely for the purpose of confidentially submitting Exhibits 3.3, 10.5, 10.6, 10.7, 10.8, 10.9, 10.14, 10.23, 10.24, 10.25, 10.26 and 10.27. No change is made to the prospectus constituting Part I of this draft registration statement or Items 13, 14, 15, 16(b) or 17 of Part II of this draft registration statement.

2

PART II
Information not required in prospectus
Item 13.
Other expenses of issuance and distribution.
The following table itemizes the expenses incurred by us in connection with the issuance and registration of the securities being registered hereunder. All amounts shown are estimates except the Securities and Exchange Commission, or SEC, registration fee and the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee.

Amount Paid or to be Paid
SEC registration fee	*
FINRA filing fee	$650
NASDAQ listing fee	*
Printing and engraving expenses	*
Legal fees and expenses	*
Accounting fees and expenses	*
Transfer agent and registrar fees and expenses	*
Consulting fees and expenses	*
Miscellaneous	*
Total	*
* To be provided by amendment.
Item 14.
Indemnification of directors and officers.
The registrant’s bye-laws provide that, subject to the Bermuda Companies Act, every director, managing director, secretary or other officer of the registrant and its subsidiaries and affiliates shall be entitled to be indemnified by the registrant against any liability incurred by him in defending any proceedings, civil or criminal, in which judgment is given in his favor; or in which he is acquitted; or in connection with any application under the Bermuda Companies Act in which relief is granted to him by the Court.
Section 98 of the Bermuda Companies Act provides generally that the registrant may indemnify its directors, officers and auditors against any liability which, by virtue of any rule of law, would otherwise be imposed on them in respect of any negligence, default, breach of duty or breach of trust, except in cases where such liability arises from fraud or dishonesty of which such director, officer or auditor may be guilty in relation to the company.
The registrant has adopted provisions in its bye-laws that provide that it shall indemnify its officers and directors in respect of their actions and omissions, except in respect of their fraud or dishonesty. The registrant’s bye-laws provide that the shareholders waive all claims or rights of action that they might have, individually or in right of the company, against any of the company’s directors or officers for any act or failure to act in the performance of such director’s or officer’s duties, except in respect of any fraud or dishonesty of such director or officer. Section 98A of the Bermuda Companies Act permits the registrant to purchase and maintain insurance for the benefit of any officer or director in respect of any loss or liability attaching to him in respect of any negligence, default, breach of duty or breach of trust, whether or not the registrant may otherwise indemnify such officer or director.
The registrant has entered into indemnification agreements with its officers and directors. These indemnification agreements provide the registrant’s officers and directors with indemnification to the maximum extent permitted by the Bermuda Companies Act. The registrant has also obtained a policy of directors’ and officers’ liability insurance that will insure directors and officers against the cost of defense, settlement or payment of a judgment under certain circumstances which are permitted under the Bermuda Companies Act.
Item 15.
Recent sales of unregistered securities.
On March 24, 2014, we issued an aggregate of 22,682,875 common shares at price per share of $40.00 for an aggregate purchase price of $907,315,000, and, on March 31, 2014, we issued an aggregate of 9,065,200 8½% cumulative redeemable preference shares at a price per share of $25.00 for an aggregate purchase price of $226,630,000. These common shares and preference shares were sold for cash in private offerings to accredited investors pursuant to Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D under the Securities Act. Each of the subscribers in the offerings represented that it was an accredited investor as defined in Regulation D and that it was acquiring the shares for its own account and not with a view to or for sale in connection with any distribution, and appropriate legends were affixed to the shares. J.P. Morgan Securities LLC acted as placement agent in connection with the offerings and received a placement fee of approximately $10 million.
In addition, on March 24, 2014, in connection with the private offering of common shares described above, we issued warrants to purchase an aggregate of 1,704,691 common shares to Arch and HPS. These warrants were issued in a private offering pursuant to Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D under the Securities Act. Each of the warrant holders represented that it was an accredited investor as defined in Regulation D and that it was acquiring the warrants for investment purposes and not with a view to distribution or resale in the United States or otherwise in violation of U.S. securities laws, and appropriate legends were affixed to the warrants.
Item 16.
Exhibits and financial statement schedules.
(A) Exhibits. See the Exhibit Index on the page immediately preceding the exhibits for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated herein by reference.
(B) Financial Statement Schedules. See the financial statement schedules listed in the Index to the Consolidated Financial Statements, which are incorporated by reference as if fully set forth herein.
Item 17.
Undertakings.
(a) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange

Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
(c) The undersigned registrant hereby further undertakes that:
(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Exhibit index

Exhibit number
1.1*	Form of Underwriting Agreement.
3.1**	Certificate of Incorporation.
3.2**	Memorandum of Association.
3.3	Amended and Restated Bye-Laws.
4.1*	Form of Common Share Certificate.
4.2*	Form of Preference Share Certificate.
4.3**	Certificate of Designation of 8½% Cumulative Redeemable Preference Shares of Watford Holdings Ltd., dated March 14, 2014.
4.4**	Watford Holdings Ltd. Common Share Shareholders’ Agreement, dated March 25, 2014.
4.5**	Watford Holdings Ltd. Common Share Registration Rights Agreement, dated March 25, 2014.
4.6**	Watford Holdings Ltd. Preference Share Shareholders’ Agreement, dated March 31, 2014.
4.7**	Watford Holdings Ltd. Preference Share Registration Rights Agreement, dated March 31, 2014.
4.8**	Watford Holdings Ltd. - Warrant to purchase Common Shares issued to Arch Reinsurance Ltd., dated March 25, 2014.
4.9**	Watford Holdings Ltd. - Warrant to purchase Common Shares issued to Highbridge Principal Strategies, LLC, dated March 25, 2014.
5.1*	Opinion of Conyers Dill & Pearman Limited.
8.1*	Opinion of Clifford Chance US LLP as to Certain Tax Matters.
10.1**#	Services Agreement by and among Watford Re Ltd., Watford Holdings Ltd., Arch Underwriters Ltd., and Highbridge Principal Strategies, LLC, dated March 24, 2014.
10.1.1**#	Addendum No. 1 dated September 16, 2014 to Services Agreement by and among Watford Re Ltd., Watford Holdings Ltd., Arch Underwriters Ltd., and Highbridge Principal Strategies, LLC.
10.2*	Amended and Restated Services Agreement by and among Watford Specialty Insurance Co., Arch Underwriters Inc., and HPS Investment Partners, LLC, dated October 1, 2016.
10.3*	Amended and Restated Services Agreement by and among Watford Insurance Company, Arch Underwriters Inc., HPS Investment Partners LLC, dated October 1, 2016.
10.4*	Services Agreement by and among Watford Insurance Company Europe Limited, Arch Underwriters Ltd., and Highbridge Principal Strategies, LLC, dated December 7, 2015.
10.5	Investment Manager Agreement by and between Watford Re Ltd. and Arch Investment Management Ltd., dated April 1, 2016.
10.6	Investment Manager Agreement by and between Watford Specialty Insurance Company and Arch Investment Management Ltd., dated February 1, 2016.
10.7	Investment Manager Agreement by and between Watford Insurance Company and Arch Investment Management Ltd., dated August 1, 2016.
10.8	Investment Manager Agreement by and between Watford Insurance Company Europe Limited and Arch Investment Management Ltd., dated August 1, 2016.
10.9	Second Amended and Restated Investment Management Agreement by and among Watford Re Ltd., Watford Holdings Ltd., HPS Investment Partners, LLC, and Arch Underwriters Ltd., dated March 30, 2018.
10.10*	Investment Management Agreement by and among Watford Asset Trust I, Watford Re Ltd., and Highbridge Principal Strategies, LLC, dated June 2, 2015.

Exhibit number
10.11*	Investment Management Agreement by and among Watford Specialty Insurance Company, HPS Investment Partners, LLC, and Arch Underwriters Inc., dated August 1, 2016.
10.12*	Investment Management Agreement by and among Watford Insurance Company, HPS Investment Partners, LLC and Arch Underwriters Inc., dated August 1, 2016.
10.13*	Investment Management Agreement by and among Watford Insurance Company Europe Limited, HPS Principal Strategies, LLC and Arch Underwriters Ltd., dated December 7, 2015.
10.14	Guarantee Agreement by and among Watford Re Ltd., Watford Holdings Ltd., and Arch Capital Group Ltd., dated March 25, 2014.
10.15**#	Quota Share Retrocession Agreement between Arch Reinsurance Europe Underwriting Limited and Watford Re Ltd., effective as of January 1, 2014.
10.15.1*	Addendum No. 1 effective as of January 1, 2017 to Quota Share Retrocession Agreement between Arch Reinsurance Europe Underwriting Designated Activity Company and Watford Re Ltd.
10.16**#	Property Catastrophe Quota Share Retrocession Agreement between Arch Reinsurance Ltd. and Watford Re Ltd., effective as of April 1, 2014.
10.16.1*	Addendum No. 1 effective as of April 1, 2014 to Property Catastrophe Quota Share Retrocession Agreement between Arch Reinsurance Ltd. and Watford Re Ltd.
10.16.2*	Addendum No. 2 effective as of April 1, 2014 to Property Catastrophe Quota Share Retrocession Agreement between Arch Reinsurance Ltd. and Watford Re Ltd.
10.16.3*	Addendum No. 3 effective as of January 1, 2017 to Property Catastrophe Quota Share Retrocession Agreement between Arch Reinsurance Ltd. and Watford Re Ltd.
10.17**#	Quota Share Retrocession Agreement between Arch Reinsurance Ltd. and Watford Re Ltd., effective as of January 1, 2014.
10.17.1*	Addendum No. 1 effective as of January 1, 2017 to Quota Share Retrocession Agreement between Arch Reinsurance Ltd. and Watford Re Ltd.
10.18**#	Quota Share Retrocession Agreement between Arch Reinsurance Company and Watford Re Ltd., effective as of January 1, 2014.
10.18.1**#	Endorsement effective as of April 1, 2014 to Quota Share Retrocession Agreement between Arch Reinsurance Company and Watford Re Ltd.
10.18.2**#	Endorsement No. 2 effective as of January 1, 2016 to Quota Share Retrocession Agreement between Arch Reinsurance Company and Watford Re Ltd.
10.18.3**#	Endorsement No. 3 effective as of January 1, 2017 to the Quota Share Retrocession Agreement between Arch Reinsurance Company and Watford Re Ltd.
10.19**#	Quota Share Retrocession agreement between Watford Re Ltd. and Arch Reinsurance Ltd., effective as of January 1, 2014.
10.19.1*	Addendum No. 1 effective as of January 1, 2014 to Quota Share Retrocession agreement between Watford Re Ltd. and Arch Reinsurance Ltd.
10.20**#	Quota Share Reinsurance Agreement between Watford Specialty Insurance Company and Arch Reinsurance Company, effective as of January 1, 2016.
10.21**#	Quota Share Reinsurance Agreement between Watford Insurance Company and Arch Reinsurance Company, effective as of September 1, 2016.
10.22**#	Quota Share Reinsurance Agreement between Watford Insurance Company Europe Limited and Arch Reinsurance Ltd., effective as of July 28, 2015.
10.23	Services Agreement between Watford Holdings (U.S.) Inc. and Arch Reinsurance Company, dated as of October 1, 2015.
10.24	Services Agreement between Watford Holdings (U.S.) Inc. and Arch Capital Services Inc., dated as of October 1, 2015.

Exhibit number
10.25	Insurance Management Services Agreement between Quest Insurance Management (Gibraltar) Limited, Watford Insurance Company Europe Limited and Arch Underwriters Ltd., dated July 28, 2015.
10.26	Guarantee Agreement between Watford Insurance Company and Arch Capital Group (U.S.) Inc., dated January 1, 2017.
10.27	Guarantee Agreement between Watford Specialty Insurance Company and Arch Capital Group (U.S.) Inc., dated January 1, 2017.
10.28*	Employment Agreement between Watford Holdings Ltd. and John Rathgeber.
10.29*	Employment Agreement between Watford Holdings Ltd. and Jonathan D. Levy.
10.30*	Employment Agreement between Watford Holdings Ltd. and Robert Hawley.
10.31*	Employment Agreement between Watford Holdings Ltd. and Laurence B. Richardson, II.
10.32*	Employment Agreement between Watford Holdings Ltd. and Alexandre Scherer.
10.33*	Credit Agreement among Watford Asset Trust I, Bank of America, N.A. and Bank of America Merrill Lynch, dated June 2, 2015.
10.33.1*	Amended and Restated Credit Agreement among Watford Asset Trust I, Bank of America, N.A., dated November 30, 2017.
10.34*	Facility letter agreement between Lloyds Bank plc and Watford Re Ltd., dated May 19, 2014.
10.34.1*	Continuing Agreement for Standby Letters of Credit between Lloyds Bank plc and Watford Re Ltd., dated May 19, 2014.
10.34.2*	Facility extension letter agreement between Lloyds Bank plc and Watford Re Ltd., dated May 19, 2016.
10.34.3*	Pledge and Security Agreement between Lloyds Bank plc and Watford Re Ltd., dated May 19, 2014
10.35*	2017 Equity Incentive Plan.
10.36*	Form of Director and Officer Indemnification Agreement.
10.37*	Form of Director Acceptance Letters.
10.38*	Amended and Restated Fee Sharing Agreement by and among Arch Underwriters Ltd., Highbridge Principal Strategies, LLC, Watford Re Ltd. and Watford Holdings Ltd.
10.39*	Fee Sharing Agreement by and among Arch Underwriters Inc., HPS Investment Partners, LLC, Watford Specialty Insurance Co. and Watford Insurance Company.
21.1**	List of Subsidiaries.
23.1*	Consent of PwC.
23.2*	Consent of Conyers Dill & Pearman Limited (included in exhibit 5.1).
23.3*	Consent of Clifford Chance US LLP (included in exhibit 8.1).
24.1*	Power of Attorney (included on signature page).
_____________

*	To be filed by amendment.

**	Previously filed.

+	Compensatory plan or arrangement.

#	Certain provisions of this exhibit have been omitted and separately submitted to the Securities and Exchange Commission pursuant to a request for confidential treatment.

Signatures
Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in           on this      day of         , 2018.

WATFORD HOLDINGS LTD.

By:
John F. Rathgeber, Chief Executive Officer

Power of attorney
KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below does hereby constitute and appoint John F. Rathgeber and Robert Hawley, and each of them, with full power of substitution and full power to act without the other, such person’s true and lawful attorney-in-fact and agent to act for such person in such person’s name, place and stead, in any and all capacities, to sign any and all amendments (whether pre-effective or post-effective amendments) to this registration statement and any related registration statement filed pursuant to Rule 462 under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in order to effectuate the same as fully, to all intents and purposes, as such person might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Chief Executive Officer (Principal Executive Officer)
John F. Rathgeber

Chief Financial Officer (Principal Financial Officer)
Robert Hawley

Chief Financial Officer (Principal Financial Officer)
Roderick Romeo

Chairman of the Board and Director
Walter Harris

Director
Maamoun Rajeh

Director
Nicolas Papadopoulo

Director
Garth Lorimer Turner

Director
Deborah DeCotis

Director
Thomas Miller

Director
Betsy Gile

Authorized Representative in the United States
Alexandre Scherer